Exhibit 11--Computation of Earnings Per Share
           (In thousands except share data)



                                      Three Months Ended
                                  June 29, 1996   July 1, 1995
Average shares
   outstanding

Net income                         $ 13,661       $ 14,196

Earnings per share
   of common stock                 $   0.28       $   0.22


  Net income                       $  3,881       $  3,065

                                        Nine Months Ended
                                June 29, 1996   July 1, 1995
Average shares
   outstanding
Net income                         $ 13,905       $ 14,196

Earnings per share
   of common stock                 $   0.33       $   0.38

  Net income                       $  4,605       $  5,339


          The effect of common stock equivalents, consisting of stock options, calculated using the treasury stock method, was not dilutive during either of the periods presented.